                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------


                         THE ASHTON TECHNOLOGY GROUP, INC.
           ---------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           ---------------------------------------------------------
                          (Title of Class of Securities)
                                  045084-10-0
           ---------------------------------------------------------
                                 (CUSIP Number)
             James J. Maiwurm, Crowell & Moring LLP (202/624-2903)
           1001 Pennsylvania Avenue, N.W., Washington, DC 20004-2595
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 October 22, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 045084-10-0                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Raymond T. Tate
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power 1,107,500 (Mr. Tate disclaims
                                                     beneficial ownership of
                                                     1,000,000 of these
                                                     shares)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power  107,500
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power 1,000,000 (Mr. Tate disclaims
                                                     beneficial ownership of
                                                     these shares)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,107,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     14.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 045084-10-0                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Helen J. Tate, as Trustee for the Andrew Patrick Tate Trust, Helen J. Tate, as Trustee for the Susan Katherine Tate Burrowbridge Trust, and Helen J. Tate, as Trustee for the Elizabeth Tate Winters Trust.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power 1,107,500 (Mrs. Tate disclaims
                                                     beneficial ownership of
                                                     107,500 of these shares)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power         0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power 1,107,500 (Mrs. Tate disclaims
                                                     beneficial ownership of
                                                     107,500 of these shares)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,107,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     14.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                   SCHEDULE 13D

   This amended statement is being filed as a result of Raymond T. Tate and Helen J. Tate, as trustee of the Andrew Patrick Tate Trust, the Susan Katherine Tate Burrowbridge Trust and the Elizabeth Tate Winters Trust, (together, the "Reporting Persons") entering into a Settlement Agreement (the "Settlement Agreement"), dated October 22, 1996, by and among the Reporting Persons, The Ashton Technology Group, Inc. (the "Issuer"), Robert A. Eprile ("Eprile"), John A. Blohm ("Blohm"), Fredric W. Rittereiser ("Rittereiser" and together with Eprile and Blohm, the "Representatives"), The Dover Group, Inc., F. E. Weimmer, Jr., F. E. Weimmer, Sr., F. E. Rittereiser, Sr., and Thomas Rittereiser, as trustee for Alexis J. Rittereiser, Amanda Weimmer and John Weimmer, (collectively, together with the Representatives, the "Group Members"), pursuant to which certain call and put options have been granted in respect of the shares of common stock of the Issuer held by the Reporting Persons. The Reporting Persons filed a combined Schedule 13D on May 2, 1996.

ITEM 1.  Security and Issuer

         This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of The Ashton Technology Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 10420 Little Patuxent Parkway, Suite 490, Columbia, Maryland 21044-3559.

ITEM 2.  Identity and Background

         Item 2 is amended and restated as follows:

         (a) Raymond T. Tate; Helen J. Tate, as trustee of the Andrew Patrick Tate Trust; Helen J. Tate, as trustee of the Susan Katherine Tate Burrowbridge Trust; and Helen J. Tate, as trustee of the Elizabeth Tate Winters Trust (such trusts, collectively, the "Tate Trusts").

         (b)     17929 Pond Road, Ashton, Maryland 20861.

         (c) Raymond T. Tate is President of Raymond Tate Associates, Inc., a consulting firm, 17929 Pond Road, Ashton, Maryland 20861. Helen J. Tate is retired.

         (d)     Not applicable

         (e)     Not applicable

         (f)     U.S.A.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Not Applicable - See paragraph immediately preceding paragraph 1.

ITEM 4.  Purpose of Transactions

         Item 4 is amended and restated as follows:

         (a) The Reporting Persons have entered into the Settlement Agreement for the purpose of settling certain disputes that have arisen among Raymond T. Tate, on the one hand, and the Group Members, on the other, with respect to the direction of the Issuer. Pursuant to the Settlement Agreement, Helen J. Tate, as trustee of the Tate Trusts, in consideration for a cash payment of $250,000, has granted to Rittereiser or his designee an option (the "Call Option") to acquire all of the 1,000,000 shares of Common Stock held by her as trustee of the Tate Trusts, exercisable during the period beginning at 12:00 a.m., New York time, on April 2, 1997, and ending at 11:59 p.m., New York time, on June 2, 1997, for a total purchase price of 4,500,000. Pursuant to the Settlement Agreement, in consideration for a cash payment of $1.00, Rittereiser has granted to Raymond T. Tate an option (the "Put Option") to require Rittereiser or his designee to acquire all of the 107,500 shares of Common Stock held by Mr. Tate, exercisable during the period beginning at 12:00 a.m., New York time, on the business day immediately following exercise of the Call Option and ending at 11:59 p.m. on the fifth business day immediately following exercise of the Call Option for a total purchase price of $483,750.

         (b)     None.

         (c)     None.

         (d) Pursuant to the Settlement Agreement, Raymond T. Tate has resigned from his position as a Director of the Issuer and from the offices of President, Chairman of the Board, Chief Executive Officer, Treasurer and Principal Financial and Accounting Officer of the Issuer.

         (e)-(j) None.

ITEM 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated as follows:

         (a) According to the Issuer's Form 10-QSB for the period ended June 30, 1996, the Issuer has 7,562,500 shares of Common Stock issued and outstanding. 1,107,500 of such shares, representing 14.6% of the outstanding shares of Common Stock, are beneficially owned by the Reporting Persons.

         (b) Pursuant to the Settlement Agreement, pending the exercise of the Call Option and Put Option referred to in Item 4(a), Helen J. Tate, as trustee of the Tate Trusts, has agreed not to offer, sell, contract to sell, transfer, pledge, encumber or otherwise dispose of the shares of Common Stock held by her as trustee of the Tate Trusts and each of the Reporting Persons has agreed to vote the shares of Common Stock held by him or her in the same manner and proportion as all other shares of Common Stock are voted with respect to all matters. Accordingly, Helen J. Tate, as trustee of the Tate Trusts, has sole voting and dispositive power as to 0 shares of Common Stock and sole dispositive power as to 107,500 shares of Common Stock. Further, pursuant to the Settlement Agreement, Helen J. Tate shares in the voting and dispositive power of the 1,000,000 shares of Common Stock held by her as trustee of the Tate Trusts. In addition, she may be deemed to share in the voting and dispositive power of the 107,500 shares of Common Stock held by Raymond T. Tate. Raymond T. Tate shares in the voting power of the 107,500 shares of Common Stock held by him and may be deemed to share in the voting and dispositive power of the 1,000,000 shares of Common Stock held by Helen J. Tate, as trustee of the Tate Trusts.

         (c)     None.

         (d)-(e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Pursuant to the Settlement Agreement, Helen J. Tate, as trustee of the Tate Trusts, has granted to Rittereiser or his designee the Call Option to acquire all of the 1,000,000 shares held by her as trustee for the Tate Trusts and Rittereiser has granted to Raymond
         T. Tate the Put Option to require Rittereiser or his designee to purchase all of the 107,500 shares held by Mr. Tate. The Call Option is exercisable at any time during the period from April 2, 1997 to June 2, 1997. The Put Option is exercisable within five business days after the exercise of the Call Option. Pursuant to the Settlement Agreement, pending the exercise of the Call Option and the Put Option, Helen J. Tate, as trustee of the Tate Trusts, has agreed not to offer, sell, contract to sell, transfer, pledge, encumber or otherwise dispose of the shares of Common Stock held by her as trustee of the Tate Trusts and each of the Reporting Persons has agreed to vote the shares of Common Stock held by him or her in the same manner and proportion as all other shares of Common Stock are voted with respect to all matters.

ITEM 7.  Materials to be filed as Exhibits

         1. Settlement Agreement, dated October 22, 1996, by and among Raymond T. Tate, Helen J. Tate, as trustee of the Andrew Patrick Tate Trust, Helen J. Tate, as trustee of the Susan Katherine Tate Burrowbridge Trust, Helen J. Tate, as trustee of the Elizabeth Tate Winters Trust, The Ashton Technology Group, Inc., Robert A. Eprile, John A. Blohm, The Dover Group, Inc., F.E. Weimmer, Jr., F.E. Weimmer, Sr., F.E. Rittereiser, Sr. and Thomas Rittereiser, as trustee for Alexis J. Rittereiser, Amanda Weimmer and John Weimmer.

         2. Consulting Agreement, dated as of October 22, 1996, by and between Raymond T. Tate and The Ashton Technology Group, Inc.

         3. License Agreement, dated as of October 22, 1996, by and between Raymond T. Tate and The Ashton Technology Group, Inc.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              October 24, 1996

Reporting Person:   Raymond T. Tate

Signature           /s/ Raymond J. Tate
                    -------------------

Reporting Person:   Helen J. Tate, as trustee of the Tate Trusts

Signature           /s/ Helen J. Tate, trustee
                    --------------------------